United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Visa Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Visa Inc.

RE: The case for voting YES on Shareholder Proposal No. 5 on the 2023 Proxy Ballot (“To vote on a stockholder proposal requesting an independent board chair policy”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote YES on Proposal No. 5, which it sponsors, on the 2023 proxy ballot of Visa Inc. (“Visa” or the “Company”). The Resolved clause states:

Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require hereafter that the Chair of the Board of Directors be an independent member of the Board, consistent with applicable law and existing contracts. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time.

As has been long recognized under the American form of government, separation of powers and checks and balances are healthy practices. When it comes to leadership of public corporations, which are owned by a broad ideological and economic spectrum of shareholders, those practices also enhance accountability and self-examination. While not perfectly analogous to a representative republic form of democracy, the separation of responsibilities between a chief executive officer and a chair of the board enables each to focus on critical matters that fall under their respective purviews.

At the same time, one person occupying both the Chair and CEO roles infuses that leader with an inordinate amount of insufficiently-checked power. As we cite from the Council of Institutional Investors in our proposal’s supporting statement, “A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.”

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:1

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

And as two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”2

The HBR co-authors, Joseph Mandato of Stanford University and William Devine of Menlo College, cite as examples “debacles” from recent years at Boeing, WeWork and Facebook (now Meta), in which they argue that a board of directors might be less willing to challenge a Chair and CEO, if both are the same person.

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

1 Geneen, Harold. Managing, Doubleday, Jan. 1, 1984.

2 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

Visa’s Response to Our Resolution

In their proxy statement of opposition, the Company board of directors cite the need for “flexibility” in their ability to design a leadership structure, characterizing our proposal as “rigid” and “prescriptive.”

To that we plead: “Guilty as charged.” Looking at the United States government example, is our constitutional form of government too “rigid” and “prescriptive?” Or should elected (or even appointed) leaders have elastic rules to play by – like Visa’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, Twitter favorability, and other irrelevant subjectivisms beyond fiduciary duties?

Speaking of that, the Visa directors also argue that it is their “fiduciary duty” to “routinely evaluate and determine the most appropriate Board leadership structure for the Company and our stockholders in light of the needs of the Board and the Company at any given time.”

This is nonsense. Returning to our U.S. government example, would national oversight by our elected leaders be better served if, say, Congress decided it would be best if the roles of Speaker of the House and the President of the United States were held by the same person – but at another random “given time,” decided it was not the best practice? Such determinations are more subject to flawed, personal human opinions than to what’s best for the “needs of the Board and the Company.” Shareholders depend on consistency in knowing the rules that leadership plays by.

The Board also contends – like every other company with a similar set-up – that separation of the Chair and CEO roles is not necessary, because the Company has “a strong Lead Independent Director” who has “robust, well-defined leadership powers and responsibilities.” These “powers” include:

•The ability to call meetings!

•Chairing board meetings when the Chair/CEO is too busy managing the Company!

•Providing feedback and acting as a liaison to the Chair/CEO!

•‘Facilitating communication’!

•Doing things the rest of the Board asks him or her to do!

In reality, the “Lead” Independent Director sounds more like a secretary than a “strong” or “robust” counter to the Chair/CEO.

Enabling Al Kelly’s ‘Execution’

When it comes to leadership structure, the concentration of power in a one-person Chair/CEO redounds little, if any, innate benefit to a Company and its shareholders, that a separated Chair and CEO structure could not also accomplish. On the other hand, Chair and CEO responsibilities are more likely to dilute the effectiveness and fulfillment of each role, if both are held by one person.

In the Boeing example cited by Mandato and Devine, the co-authors cite former Chair/CEO Dennis Muilenburg’s three-year tenure, during which the company successfully lobbied to ease government oversight of new airplane designs.3 A subsequent series of events “is suspected to have led to two plane crashes and the tragic loss of 346 lives, the grounding of almost 500 planes worldwide, and company losses that will exceed $18 billion” (as of March 2020).

The two professors noted that during Muilenburg’s reign, he sought to remake the company as a “global industrial champion,” who debated openly with SpaceX founder/CEO Elon Musk over whose rocket would carry the first person to Mars. Meanwhile, he allegedly fostered an employee culture that disrespected and mocked regulators, among whom the twice-crashed 737 MAX was referred to as “a joke.”

“Boeing might have benefitted from a board chair initiating a closed executive session that considered Muilenburg’s fixation on global and interplanetary aspirations,” Mandato and Devine wrote. “Perhaps those aspirations could have been identified as what they turned out to be: signals that the corporation’s priorities had veered dangerously out of alignment.”

Even now Boeing is trying to recover from the disastrous 737 MAX “cascade of errors, shortcuts and management failures”4 that marked the Muilenburg era – but is still losing ground to rival Airbus.5

In the current case with Visa, the Board argues in its opposition to our proposal that the combined Chair/CEO arrangement has allowed Mr. (Al) Kelly to “effectively manage the business” and to “execute on our strategic priorities.” But the Board does not specify what constitutes the “business” or “strategic priorities,” that could not have been managed and executed by a separate Chair and CEO.

Questioning Mr. Kelly’s Leadership as Chairman and CEO

However, there are several examples where we call into question Mr. Kelly’s leadership, with his powerful combined positions. Consider:

3 Ibid.

4 Cohn, Scott. “One year after the 737 Max’s return, Boeing is still trying to get back on course,” CNBC, Jan. 24, 2022. See https://www.cnbc.com/2022/01/24/the-737-max-may-be-back-but-boeing-is-still-trying-to-get-back-on-course.html.

5 Jolly, Jasper. “Boeing 737 Max disaster casts long shadow as planemaker tries to rebuild fortunes, The Guardian, June 25, 2022. See https://www.theguardian.com/business/2022/jun/25/max-disaster-casts-long-shadow-as-boeing-tries-to-rebuild-its-fortunes.

•He continued the Company’s quite-visible sponsorship of the 2022 Beijing Winter Olympics, despite a diplomatic boycott by the U.S. “There is no way around it,” wrote U.S. Sen. Marco Rubio of Florida. “By supporting the Winter Olympic Games, [sponsors, including Visa] are helping the [Communist Chinese Party] whitewash slavery and genocide.”6

•He capitulated to the violent, anti-police,7 “Black Lives Matter” riots of 2020, decrying “social injustice and racial inequality,” implying that the thousands of employees who represent the Company are insufficiently respectful and sensitive to minorities.8 “These corporations in America…they’ll blow a gasket, you know, for these small issues in the United States,” said Florida Gov. Ron DeSantis. “But yet they’re willing to underwrite games of the country that’s committing genocide.”9

•In his response10 to the fraudulent BLM movement,11 Mr. Kelly pledged to institute quotas at Visa for “under-represented” racial groups among executives and in overall hiring. “We want to achieve these goals for Black and African American people, and for Latinx people,” said Mr. Kelly, ignorant of the fact that the virtue-signaling term “Latinx” offends12 many Latin Americans and Hispanics. “Our initial emphasis will be on Black and African American talent,” he added.

•A federal judge in California ruled in a child pornography lawsuit against Visa, and against Pornhub’s parent company MindGeek, that “Visa knew that MindGeek’s websites were teeming with monetized child porn”; that there was a “criminal agreement to financially benefit from child porn that can be inferred from [Visa’s] decision to continue to recognize MindGeek as a merchant despite allegedly knowing that MindGeek monetized a substantial amount of child porn”; and that “the court can comfortably infer that Visa intended to help MindGeek monetize child porn” by “knowingly provid[ing] the

6 Rubio, Sen. Marco. “In Olympics coverage, NBC should stand for 'National Beijing Corporation',” FoxNews.com, Feb. 11, 2022. See https://www.foxnews.com/opinion/olympics-nbc-china-national-beijing-corporation.

7 “Police Widow Blames BLM-Supporting ‘Woke’ Companies for Husband’s Murder,” National Legal and Policy Center, July 20, 2022. See https://www.nlpc.org/corporate-integrity-project/police-widow-blames-blm-supporting-woke-companies-for-husbands-death/.

8 Kelly, Al. “Black Lives Matter: Visa commits to further action and accountability,” Visa.com, July 16, 2020. See https://usa.visa.com/visa-everywhere/blog/bdp/2020/07/15/a-message-from-1594835009150.html.

9 Laco, Kelly. “DeSantis slams Big Tech and media for 'whitewashing' the 'genocide Olympics,' says Biden is weak on China, FoxNews.com, Feb. 9, 2022. See https://www.foxnews.com/politics/desantis-interview-biden-weakness-china-big-tech-genocide-olympics.

10 Kelly, op cit.

11 Flaherty, Peter. “BLM Tax Return Confirms Self-Dealing, High Living,” National Legal and Policy Center, May 19, 2022. See https://www.nlpc.org/corporate-integrity-project/blm-tax-return-confirms-self-dealing-high-living/.

12 Lopez Terregrosa, Luisita. “Many Latinos say ‘Latinx’ offends or bothers them. Here’s why.,” NBCNews.com, Dec. 14, 2021. See https://www.nbcnews.com/think/opinion/many-latinos-say-latinx-offends-or-bothers-them-here-s-ncna1285916.

tool used to complete the crime.”13 An influential activist investor said, “Visa’s conduct here is inexcusable, likely to cause the company incalculable financial and reputational damage,” and will “create serious… personal liability and potential criminal liability for the board.”

•He succumbed to pressure from progressive political leaders to adopt a specific purchase code for firearms merchants,14 making it easier for anti-Second Amendment rights advocates in political power to flag gun sales. “This new system is ripe for abuse and brings to mind similar policies of Big Tech companies and payment processors that have targeted law-abiding Americans for engaging in constitutionally protected activities. I urge you to immediately reverse course,” wrote U.S. Sen. Josh Hawley of Missouri, in a letter to Mr. Kelly and other major payment processing company CEOs.15 Two dozen state attorneys general also wrote to Mr. Kelly, warning that the new code may violate state consumer protection laws.16

•Rather than hear shareholders’ legitimate concerns at annual meetings as they choose to address them, instead Mr. Kelly and his team avoid such discomfort, and hold “sham question and answer session(s) with planted softball questions.”17

Conclusion

As these several examples show, the Company has made multiple missteps and poor judgments under Chairman/CEO Kelly, that the “strong” and “robust” Lead Independent Director – and the Board overall – failed to mitigate or prevent. A separate chair, with an outside perspective and clearly designated powers, has more implied authority to help avoid such risks.

These all present a strong case for permanently changing Visa’s structural policy to require an independent chair.

Thus we urge you to vote FOR Shareholder Proposal No. 5 on the 2023 Proxy, requesting an independent board chair policy, at the Visa Inc. Annual Meeting on January 24, 2023.

13 Spangler, Todd. “Visa ‘Intended to Help’ Pornhub and Its Parent Company Monetize Child Porn, Judge Finds in Allowing Case to Move Forward,” Variety, July 31, 2022. See https://variety.com/2022/digital/news/pornhub-visa-child-pornography-court-ruling-1235330052/.

14 Sweet, Ken. “Visa, Mastercard, AmEx to start categorizing gun shop sales,” Associated Press, Sept. 10, 2022. See https://apnews.com/article/gun-violence-shootings-new-york-city-politics-4aae50c67e40f9683f604a8683acc391.

15 Hawley, Josh. “Hawley Blasts Visa, MasterCard, AmEx for Plans to Track Gun Purchases,” Sept. 13, 2022. See https://www.hawley.senate.gov/hawley-blasts-visa-mastercard-amex-plans-track-gun-purchases.

16 Thornberry, Max. “Tennessee, Montana AGs lead effort questioning credit card CEOs about tracking gun purchases,” FoxBusiness.com, Sept. 20, 2022. See https://www.foxbusiness.com/politics/tennessee-montana-ags-lead-effort-questioning-credit-card-ceos-tracking-gun-purchases.

17 “Visa Slammed for Sponsoring the Upcoming Beijing Olympics,” National Center for Public Policy Research, Jan. 25, 2022. See https://nationalcenter.org/ncppr/2022/01/25/visa-slammed-for-sponsoring-the-upcoming-beijing-olympics/.

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For questions regarding Visa Inc. – Proposal #5 – the Shareholder Proposal Requesting the Board of Directors to Adopt a Policy for an Independent Chair submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.